

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2019

Louis Salamone
Executive Vice President and Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
20 South Van Buren Ave
Barberton, OH 44203

> **Re: Babcock & Wilcox Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed April 2, 2019**
> **File No. 1-36876**

Dear Mr. Salamone:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing